Schedule A
to the
Trust for Professional Managers
Investment Advisory Agreement

Series or Fund of Trust for
Professional Managers	Annual Fee Rate	Effective Date

Leader Short-Term Bond Fund	0.75% of average net assets	May 1, 2008

The foregoing fee schedule is agreed to as of May 30, 2008, and shall remain in effect until changed in writing by the parties.

TRUST FOR PROFESSIONAL MANAGERS	LEADER CAPITAL CORPORATION
on behalf of the Leader Short-Term Bond Fund

By: /s/ Joseph C. Neuberger	By: /s/ John Lekus

Name: Joseph C. Neuberger	Name: John Lekus

Title: President	Title: President